May 6, 2008
Via EDGAR and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. H. Christopher Owings

Re:	Western Gas Partners, LP Registration Statement on Form S-1 (File No. 333-146700) (the “Registration Statement”)
Dear Mr. Owings:
          Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Western Gas Partners, LP (the “Registrant”) hereby requests that the effectiveness of the Registration Statement be accelerated to, and that the Registration Statement be declared effective on, Thursday, May 8, 2008 at 12:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless the Registrant or its outside counsel, Vinson & Elkins L.L.P., requests by telephone that the Registration Statement be declared effective at some other time.
          The Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 6, 2008

Sincerely, Western Gas Partners, LP
By:	Western Gas Holdings, LLC, its general partner

/s/ Robert G. Gwin
Robert G. Gwin
President and Chief Executive Officer